05010077

July 11, 2005

Emergis

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. - 20549

BCE Emergis

SUPPL

John Sypnowich
Vice President and
General Counsel

Re: ~~Emergis Inc.~~ (the "Corporation")
File No. 82-5206
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release entitled "Emergis appoints new CFO" dated June 16, 2005;

If you have any questions with respect to the attached, please call the undersigned at (450) 928-6341.

Very truly yours,

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

JS/sll
Enclosures

SEC MAIL RECEIVED PROCESSING SECTION
JUL 25 2005
WASH., D.C. 199

1000, de Sérigny
6ième étage
Longueuil, Québec
J4K 5B1

Emergis

> > > News release

Emergis appoints new CFO

Montréal, June 16, 2005 – Emergis Inc. (TSX: EME) today announced that Robert Comeau, a chartered accountant with 24 years of financial and information system experience in the technology industry, will be joining the Company in the position of Chief Financial Officer, effective June 27, 2005.

"Robert's financial acumen, strategic insight and experience in the high tech sector will be key assets as we continue to implement initiatives that will help us achieve our growth objectives," said President and Chief Executive Officer François Côté. "This is an important step in strengthening our management team."

Mr. Comeau, who will be responsible for overseeing all of Emergis' financial functions, has a solid track record in strategic planning and corporate reporting, treasury and financing, mergers and acquisitions, analysis for business investment decisions and team building. He comes to Emergis from Media5 Corporation where he served as Chief Executive Officer, Chief Financial Officer and a Board member, leading a growing organization in the Voice over IP sector for the past three years. His experience extends to Nortel Networks Corporation where, over 17 years, he held positions of increasing responsibility up to and including Vice-President, Finance, Operations and where he gained international experience as Chief Financial Officer and Chief Technology Officer for Matra Nortel Communications in France. Comeau is a Chartered Accountant and holds a degree in finance from Les Hautes Études Commerciales at Université de Montréal.

About Emergis

Emergis powers business interactions, developing and managing solutions that automate transactions and the secure exchange of information. With expertise in electronic health-related claims processing and management systems, payment enablement, and loan processing, Emergis delivers solutions in Canada to the leading health insurance companies, the top financial institutions, government agencies and about 2,400 pharmacies, and to large enterprises in North America. The Company's shares (TSX: EME) are included in the S&P/TSX Composite Index.

Certain statements made in this news release are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Other factors that could cause results or events to differ materially from current expectations include, among other things: general economic factors, adoption of eBusiness, adoption rate of our solutions by clients, signing government contracts, response to industry's rapid rate of change,

competition, pricing, operating results, the change of control following the sale by BCE Inc. of its holdings in Emergis, acquisitions, failure or material change in our strategic relationships including our relationship with Bell Canada, exposure under contract indemnities, defects in software or failures in the processing of transactions, security and privacy breaches, loss of key personnel, our ability to protect intellectual property, infringement claims on our intellectual property, and industry and government regulation. For additional information with respect to certain of these and other factors, refer to Emergis Inc.'s annual report (management discussion and analysis) and the Emergis Inc. annual information form (risks and uncertainties) filed with the Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE REPRESENT THE EXPECTATIONS OF EMERGIS AND ITS SUBSIDIARIES AS AT JUNE 16, 2005 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER, EMERGIS AND ITS SUBSIDIARIES DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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Information:

John Gutpell, 450 928-6856